RECEIVED
DEC 2 6 2006
SEC MAIL PROCESSING SECTION
WASH, D.C. 161

SECU[illegible] 06051341 [illegible]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11-01-05 (MM/DD/YY) AND ENDING 10-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Network Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
10104 West Coggins Drive
(No. and Street)

Sun City (City) AZ (State) 85351 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward Registrato 623-974-1188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seely, Mullins & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

7141 North 51st Avenue (Address) Glendale (City) AZ (State) 85301 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 1 0 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Registrato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Network Securities Corporation, as of October 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
LOIS H. LILLAGORE
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Comm. Expires Oct. 14, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. - Balance Sheet
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. - Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. - See Item j
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: American Network Securities Corporation

Address: 10104 W. Coggins Drive, Sun City, AZ 85351

Telephone: 623-974-1188

SEC Registration Number: 8-29761

NASD Registration Number: 13750

(ii) Accounting Firm

Name: Seely, Mullins & Associates, P.C.

Address: 7141 N. 51st Avenue, Glendale, AZ 85301

Telephone: 623-939-7581

Accountant's State Registration Number:
Seely, Mullins & Associates, P.C. 331-C
Loren Greenberg, CPA 1843-E

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
October	31	2006

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(X) is for the annual audit only for the fiscal year ending 2006 *

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: Edward S Registrato

Name: Edward Registrato

(By Firm's FINOP or President)

Title: President Date: 12/22/06

FINANCIAL STATEMENTS

AMERICAN NETWORK SECURITIES CORPORATION

OCTOBER 31, 2006 AND 2005

SEELY, MULLINS & ASSOCIATES, P.C.
Certified Public Accountants

FINANCIAL STATEMENTS

AMERICAN NETWORK SECURITIES CORPORATION

OCTOBER 31, 2006 AND 2005

SEELY, MULLINS & ASSOCIATES, P.C.
Certified Public Accountants

TABLE OF CONTENTS

SUPPLEMENTAL SCHEDULES

SEELY, MULLINS & ASSOCIATES, P.C.
Certified Public Accountants

7141 N. 51st Avenue
Glendale, AZ 85301
(623) 939-7581
Fax: (623) 931-4785

Larry W. Eickman, C.P.A.
Loren I. Greenberg, C.P.A.

Board of Directors and Stockholders
American Network Securities Corporation

Independent Auditors' Report

We have audited the accompanying balance sheets of **American Network Securities Corporation** as of October 31, 2006 and 2005, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of other operating expenses and computation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company maintains its operations in accordance with subparagraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934; and as a result is not subject to other provisions of that rule. Accordingly, the Company did not safekeep nor handle securities and, therefore, did not have procedures established for such.

Board of Directors and Stockholders
American Network Securities Corporation

A reconciliation of the computation of net capital with the Company's corresponding most recent unaudited FOCUS report, Part IIA of the Financial and Operational Combined Uniform Single Report, did not disclose any material differences, only minor discrepancies, as described in the attached supplementary schedule.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **American Network Securities Corporation** as of October 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Seely, Mullins & Associates, P.C.

SEELY, MULLINS & ASSOCIATES, P.C.

Glendale, Arizona
November 30, 2006

SEELY, MULLINS & ASSOCIATES, P.C.
Certified Public Accountants

7141 N. 51st Avenue
Glendale, AZ 85301
(623) 939-7581
Fax: (623) 931-4785

Larry W. Eickman, C.P.A.
Loren I. Greenberg, C.P.A.

Board of Directors and Stockholders
American Network Securities Corporation

Independent Auditors' Report of Internal Accounting Control
Required by SEC Rule 17a-5

We have audited the financial statements of **American Network Securities Corporation** as of October 31, 2006, and have issued our report thereon dated November 30, 2006. As part of our audit we considered the Company's internal control structure to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by American Network Securities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related cost of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

Board of Directors and Stockholders
American Network Securities Corporation

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Seely, Mullins & Associates, P.C.
SEELY, MULLINS & ASSOCIATES, P.C.

Glendale, Arizona
November 30, 2006

American Network Securities Corporation
BALANCE SHEETS
October 31, 2006 and 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash	$ 622,402	$ 594,929
Retained commissions	50,206	39,299
Accounts receivable-related entity	-	35,814
Other receivables	481	451
Prepaid taxes	306	5,575
Prepaid expenses	2,119	2,014
Total Current Assets	675,514	678,082
PROPERTY AND EQUIPMENT		
Furniture and equipment	95,585	84,866
Less accumulated depreciation	(83,932)	(81,350)
Total Property and Equipment	11,653	3,516
OTHER ASSETS		
Cash on deposit with broker/dealer	25,000	25,000
Total Other Assets	25,000	25,000
Total Assets	$ 712,167	$ 706,598

See notes to financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
CURRENT LIABILITIES		
Accounts payable	$ 3,112	$ 2,426
Commissions payable	3,719	3,112
Accrued expenses and payroll withholdings	11,985	12,715
Total Current Liabilities	18,816	18,253
STOCKHOLDERS' EQUITY		
Common stock, par value $1 per share; authorized 1,000,000 shares, issued and outstanding 11,000 shares	11,000	11,000
Additional paid-in capital	1,200	1,200
Retained earnings	681,151	676,145
Total Stockholders' Equity	693,351	688,345
Total Liabilities and Stockholders' Equity	$ 712,167	$ 706,598

American Network Securities Corporation

STATEMENTS OF INCOME

Years ended October 31, 2006 and 2005

	2006	2005
REVENUE		
Commission income	$ 897,290	$ 769,007
Interest income	16,691	10,159
Trustee income	23,126	35,549
Loss on sale of stock	-	(755)
	937,107	813,960
EXPENSES		
Commissions and floor brokerage	213,609	204,759
Telephone	10,909	11,398
Employee compensation and benefits	299,833	221,605
Payroll taxes	10,442	11,230
Other operating expenses	379,497	345,242
	914,290	794,234
Income from Operations	22,817	19,726
PROVISION FOR INCOME TAXES	7,811	6,425
NET INCOME	$ 15,006	$ 13,301

See notes to financial statements.

American Network Securities Corporation

STATEMENTS OF RETAINED EARNINGS

Years ended October 31, 2006 and 2005

	2006	2005
RETAINED EARNINGS, beginning	$ 676,145	$ 682,844
NET INCOME	15,006	13,301
DIVIDENDS PAID	(10,000)	(20,000)
RETAINED EARNINGS, ending	$ 681,151	$ 676,145

See notes to financial statements.

American Network Securities Corporation
STATEMENTS OF CASH FLOWS
Years ended October 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 909,509	$ 810,330
Cash paid for operating expenses	(911,280)	(793,377)
Interest received	16,691	10,159
Income tax refund	5,717	23,710
Income taxes paid	(8,259)	(6,000)
Net Cash Provided by Operating Activities	12,378	44,822
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(10,719)	(1,108)
Proceeds from sale of investment	-	2,545
Loans to/from related entities	35,814	(35,814)
Net Cash Provided (Used) by Investing Activities	25,095	(34,377)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans to related entity	-	(6,553)
Dividends paid	(10,000)	(20,000)
Net Cash Provided (Used) by Financing Activities	(10,000)	(26,553)
NET INCREASE(DECREASE) IN CASH	27,473	(16,108)
CASH - beginning of year	594,929	611,037
CASH - end of year	$ 622,402	$ 594,929

See notes to financial statements.

	2006	2005
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net income	$ 15,006	$ 13,301
Adjustments to reconcile net income to net cash provided by operating activities:		
Noncash items included in net income:		
Depreciation	2,582	533
Loss on sale of investment	-	755
(Increase) decrease in assets:		
Retained commissions	(10,907)	5,774
Other receivables	(30)	370
Prepaid expenses	5,164	24,259
Increase (decrease) in liabilities:		
Accounts payable	686	528
Commissions payable	607	(714)
Accrued expenses and payroll withholdings	(730)	16
Net Cash Provided by Operating Activities	$ 12,378	$ 44,822

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity and Concentration of Credit Risk

American Network Securities Corporation was incorporated January 24, 1983, under the laws of the State of Arizona and commenced operations August 12, 1983, per authority of NASD (National Association of Security Dealers). The Company is a registered securities dealer which maintains an office in Sun City, Arizona. The Company's primary source of revenue is commission income on the sale of securities.

Accounting Method

The Company uses the accrual method of accounting for financial statements and income tax reporting. Securities transactions and related commission revenue and expense are recorded on a settlement date basis. Mutual fund transactions and related commission revenue and expense are recorded on a transaction date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid investments purchased with an original maturity of ninety days or less to be cash equivalents.

The Company maintains cash at various institutions that may exceed federally insured amounts at times. Account balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of October 31, 2006, uninsured balances totaled $170,571.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

The Company estimates that it will not have any losses on existing receivables as all receivables are current (i.e. thirty days or less); therefore, it has not provided any allowance for doubtful accounts.

Investment

The Company owned nonmarketable equity securities in a corporation, which was accounted for at cost. This investment was sold in 2005.

Property, Equipment and Depreciation

Assets are carried at cost and include expenditures for new additions and those which substantially increase the useful lives of existing assets. Depreciation is computed using the straight-line and double declining balance methods for both financial statement and income tax reporting over the estimated lives of the assets of 3-7 years.

Retained Commissions

The Company transacts all of its securities business through a member of a national securities exchange. The commissions earned by the Company are deposited to an account in its name held at the clearing broker. This account represents those commissions the Company has not yet requested a check for.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising

American Network Securities Corporation follows the policy of charging cost of advertising to expense as incurred. Advertising expense is $275 and $271 in 2006 and 2005, respectively.

PROVISION FOR INCOME TAXES

	2006	2005
Federal income tax	$ 5,210	$ 4,283
State income tax	2,601	2,142
	$ 7,811	$ 6,425

RELATED COMPANY AND RELATED PARTY TRANSACTIONS

The Company and American Network Financial Services Corporation (an S corporation) are corporations that are both owned 100 percent by Mr. & Mrs. Edward S. Registrato. Each corporation is being utilized for a different business purpose.

The related company utilized common office space, office equipment and personnel with the related corporation in prior years.

Reimbursements from the related company for office rent, wages, payroll taxes and other operating expenses totaled $54,366 in 2005.

OPERATING LEASE

The Company conducts its operations from facilities that are leased under a five-year noncancelable operating lease expiring in September, 2011. The rental agreement includes a provision for escalating annual rentals. Rent expense for the years ending October 31, 2006 and 2005 was $58,557 and $51,682, respectively.

The following is a schedule of future minimum rental payments required under the above operating lease as of October 31, 2006:

Year ending October 31,	Amount
2007	$ 67,937
2008	67,937
2009	67,937
2010	67,937
2011	56,614
	$ 328,362

SUPPLEMENTAL SCHEDULES

American Network Securities Corporation

SCHEDULES OF OTHER OPERATING EXPENSES

Years ended October 31, 2006 and 2005

	2006	2005
Advertising	$ 275	$ 271
Client promotion	9,540	6,406
Depreciation	2,582	533
Educational expense	3,135	2,315
Insurance	52,384	42,649
Licenses, fees and assessments	7,639	9,004
Office expense	21,961	11,572
Officers' salaries	136,500	146,797
Payroll service	3,702	3,171
Payroll taxes	21,798	14,603
Postage and shipping	3,271	3,521
Professional services	34,073	32,580
Reference materials, dues and subscriptions	4,362	3,962
Rent	58,557	51,682
Repairs and maintenance	6,429	5,456
Travel and automotive expense	6,966	4,270
Utilities	6,323	6,450
	$ 379,497	$ 345,242

See notes to financial statements.

American Network Securities Corporation
COMPUTATION OF NET CAPITAL
October 31, 2006

Computation of net capital pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934:

	As Reported	Audited	Difference
Total Capital	$ 697,854	$ 693,351	$ (4,503)
Deductions/charges:			
Non-allowable assets	11,333	14,659	3,326
Net Capital	$ 686,521	$ 678,692	$ (7,829)
Aggregate Indebtedness	$ 8,192	$ 18,816	$ 10,624

Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At October 31, 2006, the Company had net capital of $678,692 and a basic net capital requirement of $50,000. The Company, as of October 31, 2006, had an aggregate indebtedness of $18,816 and, therefore, the Company's percentage of aggregate indebtedness to net capital was 2.77%.

The cash deposit held by a broker/dealer in the amount of $25,000 is classified in the financial statements as a non-current asset. NASD allows cash deposits held by broker/dealers to be included when calculating the net capital of the Company; therefore, the above deposit is not included in the deductions for nonallowable assets at October 31, 2006.

See notes to financial statements.